UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Carlyle Credit Solutions, Inc.
(Name of Subject Company)

Carlyle Credit Solutions, Inc.
(Names of Persons Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Linda Pace
Chief Executive Officer and Chair
Carlyle Credit Solutions, Inc.
One Vanderbilt Avenue, Suite 3400
New York, NY 10017
(212) 813-4900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard Horowitz, Esq.
Jonathan Gaines, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
(212) 698-3525

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Carlyle Credit Solutions, Inc. (f/k/a TCG BDC II, Inc.), a Maryland corporation (the “Company”), with the Securities and Exchange Commission on April 6, 2022, relating to the tender offer by (i) CDL Tender Fund 2022-1, L.P., a Delaware limited partnership (the “Purchaser”), (ii) Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company and a limited partner of the Purchaser, (iii) Cliffwater Corporate Lending Fund, a Delaware statutory trust and a limited partner of the Purchaser, and (iv) AlpInvest Indigo I CI-A, L.P., a Delaware limited partnership and a limited partner of the Purchaser, to purchase up to $100,000,000 in aggregate amount of shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price equal to $20.13 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 2022, as it may be amended or supplemented from time to time, and the related Letter of Transmittal and Transfer Form, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding under a new section entitled “Expiration of the Offering Period” before the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 9 of the Schedule 14D-9 the following paragraph:

“The Offer expired at 11:59 p.m., New York City Time, on May 3, 2022. On May 6, 2022, the Purchaser issued a letter to stockholders announcing the final results of the Offer, which is filed as Exhibit (a)(5)(ii) to this Schedule 14D-9 and is incorporated herein by reference.”

ITEM 9.	EXHIBITS

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 5, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by the Purchaser on April 5, 2022 (the “Schedule TO”)).

(a)(1)(ii)	Form of Letter of Transmittal and Transfer Form (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Notice of Withdrawal of Tender (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)
Form of Letter from the Purchaser to Stockholders in Connection with the Purchaser’s Acceptance of Shares (incorporated by reference to Exhibit (a)(1)(D) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Purchaser on May 6, 2022)

(a)(5)(i)	Letter to Stockholders, dated April 5, 2022 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(5)(ii)	Letter to Stockholders, dated May 6, 2022 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Purchaser on May 6, 2022)

(e)(1)	Amended and Restated Limited Partnership Agreement of CDL Tender Fund 2022-1, L.P., dated as of April 4, 2022 (incorporated by reference to Exhibit (d)(1) to the Schedule TO)

(e)(2)
Voting Agreement, dated April 4, 2022, by and among Cliffwater Corporate Lending Fund, Cliffwater LLC and Carlyle Credit Solutions, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Form of Subscription Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(4)
The information contained under the heading “Certain Relationships and Related Party Transactions” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 27, 2021, is incorporated herein by reference.

(e)(5)
The information contained under the heading “Security Ownership of Certain Beneficial Owners and Management” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on November 23, 2021, is incorporated herein by reference.

(e)(6)
The information contained under the heading “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed by the Company with the SEC on February 28, 2022, is incorporated herein by reference.

(e)(7)
The information contained under the heading “Item 1.01 Entry into a Material Definitive Agreement” of the Company’s Current Report on Form 8-K, filed by the Company with the SEC on January 25, 2022, is incorporated herein by reference.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARLYLE CREDIT SOLUTIONS, INC.

By:	/s/ Thomas M. Hennigan
Name: Thomas M. Hennigan
Title: Chief Financial Officer

Dated: May 6, 2022